EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
BetterLife Pharma Inc. (the “Company”)
1275 West 6th Avenue
Suite 300
Vancouver, British Columbia
V6H 1A6

Item 2	Date of Material Change
April 3, 2025

Item 3	News Releases
News releases dated March 31 and April 3, 2025

Item 4	Summary of Material Change
The Company appointed Dr. Steven Sangha to its Board of Directors. Dr. Sangha has over 25 years of business experience, including investment banking, business development and asset management. His extensive background with public company governance, compliance and finance has led him to run a successful Private Fund Family Office. Dr. Sangha holds a Doctorate of Dental Surgery from the University of Western Ontario in London, Ontario, and a Bachelor of Pharmaceutical Science from the University of British Columbia in Vancouver, British Columbia.

The Company also engaged Mr. André Beaudry as Corporate Advisor. Mr. Beaudry has over 30 years of experience in the areas of fundraising, government relations, national and international program management, as well as governance. Mr. Beaudry has led teams in Canada, China, England, India and the Philippines, and collaborated with industry, education, government and philanthropic leaders to secure over $140M for a variety of initiatives, including mental health. As Founder of Velocity Collaboration Corporation, he is consistently focused on the possibility of what an organization can become, which he accomplishes through his work as a strategic advisor on business and philanthropic mandates.

Item 5	Full Description of Material Change
Refer to Item 4.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information
No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report
April 7, 2025

SCHEDULE “A”

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BetterLife Pharma Appoints Corporate Advisor

VANCOUVER, British Columbia, April 3, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU), an emerging biotech company, has announced that it has appointed André Beaudry as Corporate Advisor. Mr. Beaudry has over 30 years of experience in the areas of fundraising, government relations, national and international program management, as well as governance.

Mr. Beaudry has led teams in Canada, China, England, India and the Philippines, and collaborated with industry, education, government and philanthropic leaders to secure over $140M for a variety of initiatives, including mental health. As Founder of Velocity Collaboration Corporation, he is consistently focused on the possibility of what an organization can become, which he accomplishes through his work as a strategic advisor on business and philanthropic mandates.

Mr. Beaudry commented, “I’m an ardent supporter and shareholder of BetterLife, and having worked with many PhD’s, I have great respect for their scientists and academic advisors. In only 4 years they’ve developed and extensively tested their patented non-hallucinogenic compound (BETR-001), which has been proven to renew the neural circuits of the brain when affected by chronic stress or trauma. I’m looking forward to collaborating with management and board to bring BETR-001 to human clinical trials. The motivation is to help millions of people, globally, lead healthier lives, now that it has successfully and safely completed the majority of its FDA required IND-enabling studies. I believe we’re just at the beginning of seeing the potential of this therapy as a safe, accessible, and patient-friendly solution to address key challenges in life - anxiety, depression, PTSD, addiction, chronic migraine and cluster headaches.”

“We are delighted to welcome André Beaudry to the BetterLife team. Mr. Beaudry’s extensive background in a variety of fundraising spaces will be very beneficial as we execute our plans to bring to market a patient-friendly non-hallucinogenic medicinal solution to address a variety of psychiatric and neurological disorders. We look forward to working with André and his network”, commented Ahmad Doroudian, CEO of BetterLife.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

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For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Pharma Appoints Corporate Advisor

VANCOUVER, British Columbia, April 3, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU), an emerging biotech company, has announced that it has appointed André Beaudry as Corporate Advisor. Mr. Beaudry has over 30 years of experience in the areas of fundraising, government relations, national and international program management, as well as governance.

Mr. Beaudry has led teams in Canada, China, England, India and the Philippines, and collaborated with industry, education, government and philanthropic leaders to secure over $140M for a variety of initiatives, including mental health. As Founder of Velocity Collaboration Corporation, he is consistently focused on the possibility of what an organization can become, which he accomplishes through his work as a strategic advisor on business and philanthropic mandates.

Mr. Beaudry commented, “I’m an ardent supporter and shareholder of BetterLife, and having worked with many PhD’s, I have great respect for their scientists and academic advisors. In only 4 years they’ve developed and extensively tested their patented non-hallucinogenic compound (BETR-001), which has been proven to renew the neural circuits of the brain when affected by chronic stress or trauma. I’m looking forward to collaborating with management and board to bring BETR-001 to human clinical trials. The motivation is to help millions of people, globally, lead healthier lives, now that it has successfully and safely completed the majority of its FDA required IND-enabling studies. I believe we’re just at the beginning of seeing the potential of this therapy as a safe, accessible, and patient-friendly solution to address key challenges in life - anxiety, depression, PTSD, addiction, chronic migraine and cluster headaches.”

“We are delighted to welcome André Beaudry to the BetterLife team. Mr. Beaudry’s extensive background in a variety of fundraising spaces will be very beneficial as we execute our plans to bring to market a patient-friendly non-hallucinogenic medicinal solution to address a variety of psychiatric and neurological disorders. We look forward to working with André and his network”, commented Ahmad Doroudian, CEO of BetterLife.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

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BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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